Income Statement


Motoroso, Inc.
1 January 2017 to 31 December 2017


	31 Dec 17
Revenue	
Apparel Sales	30
Other Revenue	8,303
Pro Leads	821
Pro Subscription	12,022
Total Revenue	**21,176**
Less Cost of Sales	
Cost of Goods Sold	464
Merchant Services	432
Refunds	1,865
Total Cost of Sales	**2,760**
Gross Profit	**18,416**
Operating Expenses	
Corporate Tax	525
Total Operating Expenses	**525**
Operating Income / (Loss)	**17,891**
Other Income and Expense	
Advertising	(12,390)
Automobile Expenses	(123)
Bank Service Charges	(219)
Consulting & Accounting	(1,500)
Education	(30)
Furniture and Equipment Expense <$2500	(151)
General Expenses	(56)
Income Tax Expense	(2)
Insurance	(4,148)
Legal Expenses	(3,008)
Meals and Entertainment	(216)
Postage & Delivery	(296)
Printing & Stationery	(1,659)
Rent	(50)
Software	(9,522)
Subcontractors	(80,447)
Training and Meetups	(200)
Travel	(1,101)
Travel- Auto	670
Total Other Income and Expense	**(114,448)**

Income Statement

	31 Dec 17
Net Income / (Loss) before Tax	**(96,557)**
Net Income	**(96,557)**
Total Comprehensive Income	**(96,557)**